SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2002

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1
Science-Based Industrial Park
Hsinchu, Taiwan
Republic of China
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHIPMOS TECHNOLOGIES (BERMUDA) LTD. (Registrant)

By	/S/ S.J. CHENG

Name: S. J. Cheng Title: Deputy Chairman & Chief Executive Officer

Date:    November 1, 2002

EXHIBITS
Exhibit Number		Page

1.1	Press Release	4

Exhibit 1.1

For Immediate Release

Contact:

ChipMOS TECHNOLOGIES (Bermuda) LTD.	Thomson Financial Corporate Group
Investor Relations/Media Relations	Investor Relations	Investor Relations
Dr. S.K. Chen	In US:	In Hong Kong:
886-6-507-7712	Mark Jones	Andrew Mak
s.k._chen@chipmos.com.tw	1-212-807 5027	852-2905 3181
	mark.p.jones@tfn.com	andrew.mak@tfn.com.hk

ChipMOS Technical Symposium Held in San Jose
- Probing into Advanced Testing and KGD Solutions -

San Jose, California, November 1, 2002—ChipMOS TECHNOLOGIES (Bermuda) LTD. (Nasdaq: IMOS) (“ChipMOS/Bermuda”) today announced that the Company hosted a technical symposium, attended by more than 110 participants, at the Double Tree Hotel in San Jose, California on November 1, 2002. This full day symposium addressed issues in advanced semiconductor testing technologies, highlighting the Known Good Die (KGD) solutions that have been the focus of heavy attention in the IC industry. Representatives from ChipMOS’ KGD project partners, ChipMOS’ vendors, and other well-known companies attended the symposium to share their latest research achievements with all the symposium attendees.

“This is the first time that ChipMOS/Bermuda has hosted its annual technical symposium in the United States. I am very glad to see so many attendees at our symposium and really appreciate our speakers today sharing their research achievements with us,” said S.J. Cheng, Deputy Chairman and Chief Executive Officer of ChipMOS/Bermuda.

“ChipMOS/Bermuda has a strong ongoing commitment to technology development. We continue to invest above industry average levels of resources to research and development, and have held technical symposia in each of the last four years. Our purpose in holding the technical symposium is two-fold. Firstly, we want to encourage our employees in their dedication to technology development. Secondly, we also hope to provide a forum for all participants in the IC industry to exchange their experience and technologies. We believe that knowledge sharing is the best way to enhance the competitiveness of IC industry, “ continued Mr. Cheng.

The topics discussed during today’s symposium today included worldwide marketing trends, at-speed high parallel wafer-level testing, full-contact wafer-level burn-in with built-in burn-in circuits, probe card solutions for high-parallel wafer-level testing, tester solutions for at-speed wafer-level testing, low cost solutions for wafer-level burn-in and test, and Liquid Crystal On Silicon (LCOS). The speakers came from a number of leading companies, including Teradyne, Advantest, Formfactor, Aehr Test System, United Memories, eLCOS, etc.

Harold LaBonte, marketing manager of Teradyne’s Memory business unit in Agoura Hills, California, stated in his paper, “Since about the time of the 16 megabit DRAM, the first part to make extensive use of spare elements, complex redundancy rules and repair, almost a decade ago, the DRAM backend manufacturing processes in test and assembly have seen little change. Now, a combination of disruptive forces: wafer level packaging, known good die for SIPs, commodity price pressures, and 800 megabits/second or higher DRAM data rates show promise of creating significant changes in the landscape for assembly and testing of DRAMs in the coming few years.”

About ChipMOS TECHNOLOGIES (Bermuda) LTD.

ChipMOS/Bermuda is a leading provider of semiconductor testing and assembly services to customers in Taiwan, Japan and the U.S. With advanced facilities in the Hsinchu and Tainan Science-Based Industrial Parks in Taiwan, ChipMOS/Bermuda and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. For more information, please visit its company website at http://www.chipmos.com.tw